KILLER WAVES HAWI’I, INC.
PO Box 731
Lawai, HI 96765

VIA EDGAR

February 17, 2016

Justin Dobbie
Legal Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Kill Waves Hawaii, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 31, 2015
File No. 333-207765

Dear Mr. Dobbie:

This letter is in response to your comment letter dated November 30, 2015, with regard to the Form S-1 filing of Killer Waves Hawaii, Inc., a Nevada corporation (“Killer Waves” or the "Company") filed on November 3, 2015.  Responses to each comment have been keyed to your comment letter.

Prospectus Summary, page 1

General Information about Our Company, page 5

1.	We note your response to our prior comment 4 but we are unable to locate the updated disclosure. Please explain how the barrier to entry in this industry is extremely low. It would appear that the high fixed cost of amusement park operations you discuss on page 11 would result in a high barrier to entry in this industry.

Response:

Our update was inadvertently omitted in the previous S-1 Amendment. We have updated this disclosure on page 6, for this Amendment No. 2, to reflect the high barrier to entry.

Description of Business, page 23

2.	We note your response to our prior comment 10 and the deletion of the reference to a Feasibility Study in the notes to the financial statements. Please tell us whether you deleted the reference because the company did not agree to or pay a deposit for a Feasibility Study or because you believe the information related to the study is not required to be disclosed in the prospectus.

Response:

Our intended update was inadvertently omitted in the previous S-1 Amendment. We have updated this disclosure on page 23 for this Amendment No. 2, to reference the feasibility study that was completed. We feel the study should be discussed in this prospectus.  The reference on the original S-1 on page F-23 of the September 30, 2014, financial statements was removed solely because this reference was in the subsequent event footnote as a significant subsequent event. When the financial statements were updated to include September 30, 2015, this subsequent event had occurred during the year ended September 30, 2015, and, as such, was removed.

Plan of Operation, page 24

3.	We note your response to our prior comment 11 but we are unable to locate the updated disclosure. We note that you are a development stage company with no operations and no revenues to date. As such, please expand the description of the plan of operation for the company. In particular, please include specific information regarding each material event or step required to pursue each of your planned activities, the timelines, projected costs, milestones, and the estimated amount of additional financing needed for the development of your business over the next 12 months.

Response:
This disclosure has been updated accordingly, on page 24.

Report of Independent Registered Public Accounting Firm, page F-2

4.	The opinion paragraph of the Report from Stevenson and Company identifies one of the periods audited as the period from inception (September 24, 2014 ) through September 30, 2015, while the introductory paragraph identifies one of the periods audited as the period from inception (September 24, 2014) through September 30, 2014. It appears from the financial statement presentation on the face of the statements that the opinion paragraph should be consistent with the introductory paragraph. Please file an amended Form S-1 that includes a report that correctly identifies and opines on the periods presented in the financial statements.

Response:
The report for Stevenson & Company has been updated accordingly, on page F-12.

Please contact me with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically (gordon@killerwaveshawaii.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Gordon Lett
Gordon Lett
President